Exhibit 21.1
Subsidiaries

Set forth below is a list of subsidiaries of the Registrant as of December 31, 2025. Certain foreign subsidiaries have been omitted from the list below in accordance with Item 601(b)(21)(ii) of Regulation S-K.

Name	Jurisdiction of Incorporation
Madrigal Pharmaceuticals B.V.	Netherlands
Madrigal Pharmaceuticals GmbH	Switzerland
Madrigal Pharmaceuticals Deutschland GmbH	Germany